Exhibit 99(xii)

[CAMCO FINANCIAL CORPORATION LOGO]

814 Wheeling Avenue, Cambridge, Ohio 43725

Dear Stockholder:

We are pleased to announce that we are commencing a rights offering. In a rights offering, each stockholder is given the right to purchase additional shares of common stock, usually at a discount to the market price, based upon the number of shares already owned.

In our rights offering, you will have the right to purchase one share of our common stock for each share that you own, subject to an aggregate limit of 5,714,286 shares that we will issue to all stockholders in the offering and the limitation that no participant in the offering may beneficially own more than 9.9% of our common stock outstanding after completion of the offering. The purchase price for our common stock in the rights offering is fixed at $1.75, which represents a discount of         % from our closing stock price on                     , 2012. This price also represents a discount of         % when compared to our tangible book value as of                     , 2012. These rights are non-transferrable and will expire if not exercised. You may also subscribe for additional common shares beyond the one share for each share you own, which you may receive if a sufficient number of other stockholders fail to exercise their subscription rights.

In addition to the shares you may purchase in the rights offering, you will also receive a warrant to purchase an additional share of our common stock for each two shares you purchase in the rights offering. The warrants will entitle you to purchase those additional shares for five years after the completion of the rights offering at an exercise price of $2.10 per share.

We are conducting the rights offering to raise equity capital to improve Advantage Bank’s capital position and to retain additional capital at Camco Financial Corporation. Advantage Bank has entered into a consent order with the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions that requires it to increase its capital ratios. Our Board of Directors believes that the rights offering will increase our capital ratios and strengthen our financial condition. Nevertheless, even if the rights offering is fully subscribed, we do not believe that our capital will satisfy the consent order’s requirements without additional actions being taken.

The subscription price of $1.75 per share was determined partly based upon our desire to offer our shares at a price that would be attractive to our stockholders relative to recent market values. We prefer to offer our stock to our existing stockholders at a discounted price, although if shares remain available after the closing of the rights offering, we may offer and sell all or some of the remaining shares to the public at the $1.75 per share price.

We have enclosed a prospectus and other relevant documents describing the rights offering in greater detail, including key deadlines and subscription procedures. You should carefully read the entire prospectus before making an investment decision. The prospectus describes certain limitations, risks, deadlines and procedures that must be followed in order to participate. Although you are not required to participate in the offering, once you have submitted your payment and rights certificate, you may not revoke your election to participate. If you have any questions, please contact our information agent, ParaCap Group, LLC, toll free at (866) 404-2951.

Sincerely,

James E. Huston

Chief Executive Officer and Director